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                           September 30, 2022

       Raju Mohan, Ph.D.
       Chief Executive Officer
       Ventyx Biosciences, Inc.
       662 Encinitas Blvd, Suite 250
       Encinitas, California 92024

                                                        Re: Ventyx Biosciences,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 27,
2022
                                                            File No. 333-267626

       Dear Dr. Mohan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Martin Waters